Exhibit 99.1

DISPATCH OF LETTER TO SHAREHOLDERS

Singapore, Singapore – July 30, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), refers to its announcement on July 28, 2009 with regard to the convening of a special general meeting (“SGM”) to be held on September 4, 2009 at 11.00 a.m. (Malaysia time).

The Board wishes to announce that a Letter to Shareholders (“Letter”) setting out the recommendations of the Board of Directors on the resolutions to be placed before the shareholders at the SGM is in the process of being dispatched to shareholders. In order to provide shareholders sufficient time to review the Letter prior to casting their votes, a copy of the Letter is attached to this announcement.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com